Exhibit 8.1

List of Principal Subsidiaries and Variable Interest Entity of the Registrant

Principal Subsidiaries	Place of Incorporation
YXT.COM Holding Limited	British Virgin Islands

YXT.COM (HK) Limited	Hong Kong

Yunxutang Information Technology (Jiangsu) Co., Ltd.	PRC

Variable Interest Entity	Place of Incorporation
Jiangsu Radnova Intelligence Technology Co., Ltd. (formerly known as Jiangsu Yunxuetang Network Technology Co., Ltd.)	PRC